ESSENTIAL PROPERTIES REALTY TRUST, INC.

47 Hulfish Street, Suite 210

Princeton, New Jersey 08542

June 18, 2018

VIA EDGAR AND EMAIL

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Mailstop 3233

100 F Street, N.E.

Washington, DC 20549

Re:	Essential Properties Realty Trust, Inc. (the “Company”)

Registration Statement on Form S-11 (File No. 333-225215)

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the registration statement on Form S-11 (File No. 333-225215) (the “Registration Statement”), at 4:00 p.m. Eastern Time on June 20, 2018, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ESSENTIAL PROPERTIES REALTY TRUST, INC.

By:	/s/ Peter M. Mavoides
Name: Peter M. Mavoides Title: President and Chief Executive Officer